Exhibit 99.1

Corpbanca announces that during the Ordinary Shareholders’ Meeting held on February 26, 2008, its shareholders approved a dividend distribution of CLP$0.22497540660054 per share, equal to 100% of CorpBanca’s 2007 net income, payable immediately following the meeting.

The dividend will be paid to those shareholders of record listed in the Shareholders’ Registry as of the record date of February 20, 2008, which is the fifth business day prior to the dividend payment date.

The dividends are available for collection by those shareholders entitled to payment until Friday, March 7, 2008, at all of CorpBanca’s regional branch offices.

Beginning on Monday, March 10, 2008, dividend payments will be made available to shareholders at the offices of DCV Registros S.A., located at Calle Huérfanos 770, 22nd Floor, Santiago, Chile.

Chief Executive Officer

Santiago, February 2008